Orrick, Herrington & Sutcliffe LLP 1000 Marsh Road Menlo Park, CA 94025-1015 +1 650 614 7400 orrick.com
Peter M. Lamb E plamb@orrick.com D +1 650 289 7117 F +1 650 614 7401

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

July 2, 2018

VIA EDGAR

Amanda Ravitz

Assistant Director, Office of Electronics and Machinery

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Mail Stop 3030

Re:	Twist Bioscience Corporation
Draft Registration Statement on Form S-1
Submitted February 8, 2018
CIK No. 0001581280

Dear Ms. Ravitz:

On behalf of our client, Twist Bioscience Corporation (the “Company”), we submit this letter to the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). Set forth below are the Company’s responses to the comments contained in the Staff’s letter dated March 9, 2018. The Staff’s comments are repeated below in bold face type and followed by the Company’s responses in regular type. Concurrent with this letter, the Company is confidentially submitting Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”), which incorporates the Company’s responses to the Staff’s comments. The page references set forth in the Company’s responses below are to Amendment No. 1.

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Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with this confidential treatment request.

Overview, page 1

1.	We note the disclosure regarding customers in the last paragraph. Please expand to disclose the amount of revenue attributable to the nine of the top 20 pharmaceutical companies, four of the largest agricultural biotechnology companies and the “innovative customers” referenced on page 2.

Response:

In response to the Staff’s comment, the Company has revised page 2 of the prospectus to include the requested disclosure.

2.	We note the disclosure on page 106 that your products are marketed and labeled as for “Research Use Only” and how this label limits their use. Please disclose this limitation here and the impact on how your products may be marketed and sold. Also revise to clarify how this limitation is reflected in the market data you present in this submission, such as the $1.8 billion synthetic DNA market referenced on page 2 and the $4.0 billion synthetic biology products market referenced on page 1.

Response:

In response to the Staff’s comment, the Company has revised page 115 of the prospectus which is captioned “Business—
Government regulation” to include the requested disclosure. The Company has not included the response in pages 1 and 2 because the Company believes that it could be misunderstood by investors without the more detailed explanation included in the Business—Government regulation section of the prospectus. “Research Use Only,” or RUO, is a term limited to the Company’s target enrichment products for the next-generation sequencing market, and is specifically applied only to kits sold to this market segment, and is intended to restrict use of the kits to non-in vitro diagnostic purposes. The RUO label is not affixed to any other products. The Company’s NGS target enrichment and library preparation products are used in a more comprehensive workflow for next generation sequencing. It is this larger workflow that can become an in vitro diagnostic, after undergoing the appropriate regulatory processes. The Company’s NGS products target a market opportunity for NGS sample preparation that was approximately $500 million in calendar year 2016 and growing at approximately 20% annually, according to market research provided by Kalorama Information, a division of marketresearch.com. This market estimate represents the NGS target enrichment products which are limited solely to the RUO component of target enrichment and library preparation and does not include the full in vitro diagnostic workflow, which is limited to RUO.

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Implications of Being an Emerging Growth Company, page 10

3.	Supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communication.

Response:

The Company will supplementally provide the Staff with copies of its written communications that are used in Testing the Waters meetings pursuant to Section 5(d) of the Securities Act under cover of a separate letter.

Our revenue, results of operations, cash flows and reputation . . ., page 27

4.	We note the disclosure regarding the acquisition of a competing DNA synthesis manufacturer by your largest customer and the possibility that it may reduce purchases from you. Please revise to clarify how this relates to your largest customer’s obligations under the long-term contract mentioned on page 81. For example, can your customer terminate the contract with no penalty? Also, if your largest customer has informed you it will reduce or has actually reduced purchases from you or started manufacturing synthetic DNA internally, please revise to disclose that information.

Response:

In response to the Staff’s comment, the Company has revised pages 108 and 109 of the prospectus to include the requested disclosure. In addition, the Company respectfully advises the Staff that although the Company acknowledged as a risk factor the possibility that Ginkgo Bioworks, Inc. (“Ginkgo”) could reduce the amount of products it purchases from the Company and increase the amount of synthetic DNA it manufactures internally using the capabilities acquired in the Gen9 acquisition or otherwise, its customer, Gingko has not indicated to the Company that it intends to do so. To the contrary, following the expiration of a prior agreement with Ginkgo, Ginkgo entered into a new agreement with the Company in March 2018, increasing the amount required to be supplied by the Company from up to 100 million base pairs of DNA over three years to up to approximately 1.3 billion base pairs over four years.

Use of proceeds, page 55

5.	Please quantify the amounts you intend to devote to each use referenced in the third paragraph. Please also revise to clarify the uses referenced in (1), (3) and (4) and what the amounts you intend to devote to that use will accomplish. For example, what improvements and updates do you intend to make? Into what geographies do you intend to expand? What do you mean by the disclosure regarding “expand into new business verticals?” Will you require additional funds to achieve the desired goals?

Response:

In response to the Staff’s comment, the Company has revised pages 58 and 59 of the prospectus to include the requested disclosure.

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Dilution, page 59

6.	Please expand the table on page 60 to disclose how the numbers and percentages would change assuming the exercise of all outstanding options and warrants.

Response:

In response to the Staff’s comment, the Company has revised page 64 of the prospectus to include the requested disclosure.

Value of orders received, page 66

7.	We note the disclosure that the value of orders received has increased by seven times over the period you mention. Please revise to clarify the amount of sequential growth for each quarter during that period.

Response:

In response to the Staff’s comment, the Company has revised pages 70 and 71 of the prospectus to include the requested disclosure.

8.	Please revise to disclose the value of orders received from Ginkgo Bioworks.

Response:

In response to the Staff’s comment, the Company has revised pages 70 and 71 of the prospectus to include the requested disclosure.

Number of customers, page 66

9.	Please clarify what you mean by the terms “separate person or legal entity” and “separate legal entity,” as disclosed here and on page 67, as those terms relate to your customers. For example, would purchases by two subsidiaries of the same parent company qualify as purchases by two customers? If so, please revise to clarify how the data you present would change if such purchases were considered to be made by only one customer.

Response:

In response to the Staff’s comment, the Company has revised page 71 of the prospectus to include the requested disclosure. The Company respectfully advises the Staff that the Company defines customers as separate legal entities or persons who have purchased and directly paid for its products. This means that if a parent company is a customer of the Company’s, it is counted as one customer, and if its subsidiary also purchases products from the Company, and the subsidiary makes a payment directly to the Company, it counts the subsidiary as a separate customer. When a subsidiary or division (such as a lab site) orders product from the Company and the parent pays for the product, the Company counts only the parent as its customer. If the Company were to count all subsidiaries or divisions (i.e. lab sites) as individual customers even though they only ordered the Company’s products and did not directly pay for the products then the number of the Company’s customers would increase. In the fiscal year ended September 30, 2017, the Company counted 286 customers, three of which the Company was able to clearly distinguish as subsidiaries which (i) placed orders with the Company which were separate and apart from the orders placed by their parent company, and (ii) directly paid for the Company’s products, and were therefore counted as individual customers. The Company applies this methodology of counting customers because it is not possible for its e-commerce platform and other data tracking software to distinguish accurately between affiliated purchasers.

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Results of operations, page 69

10.	Please revise to clarify and quantify the effect of changes in price, volume and new products on the results you disclose, and the reasons underlying those changes, and how the 2017 agreement with Ginkgo Bioworks impacted your results. Please also revise to quantify the changes in revenues of each of the products to which you refer. In this regard, please revise to disclose the information required by Regulation S-K Item 101(c)(1)(i).

Response:

In response to the Staff’s comment, the Company has revised pages 74 and 75 of the prospectus to include the requested disclosure. In addition, the Company respectfully advises the Staff that there were no substantial changes to its product line, which is comprised of four product offerings: synthetic genes, oligo pools, NGS tools and libraries. Also, there were no material changes to the listing price of products between 2016 and 2017 (excluding the products sold to Ginkgo Bioworks) and, therefore, there was no impact. Additionally, under Regulation S-K 101(c)(1)(i), the Company has one product line, synthetic DNA. All of the Company’s product offerings are similar in production, distribution and nature and are therefore part of the synthetic DNA product line.

Research and development expenses, page 70

11.	We note the quantitative disclosure regarding changes to the components of research and development expenses. Please revise to explain the reasons for those changes. Please also provide similar disclosure regarding the components of selling, general and administrative expenses.

Response:

In response to the Staff’s comment, the Company has revised page 75 of the prospectus to include the requested disclosure.

Debt Financings, page 72

12.	Please revise to clarify your ability to access amounts available under the second and third advances of your loan and security agreement, including any material conditions you have to satisfy.

Response:

In response to the Staff’s comment, the Company has revised page 77 of the prospectus to include the requested disclosure.

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Critical accounting policies and estimates

Stock-based compensation, page 77

13.	Please revise your filing to explain in more detail the methodologies and material assumptions that your board of directors utilized in determining the fair value of your common stock underlying your equity instruments granted during the periods presented.

Response:

In response to the Staff’s comment, the Company has revised pages 82-84 of the prospectus to include the requested disclosure.

14.	Additionally, provide us with the share price of your common stock determined by your board of director’s at the date of each option grant since January 1, 2017 and progressively bridge for us the fair value per share determinations used for each option grant to the estimated IPO price per share. We will delay our assessment of your response pending inclusion of the estimated IPO price in the filing.

Response:

The Company respectfully notes the Staff’s comment and advises the Staff that the estimated IPO price per share has not yet been determined. The Company confirms that once an estimated IPO price is available, it will provide the staff an explanation to progressively bridge the fair value per share determination in each valuation to the estimated IPO price per share.

Overview, page 80

15.	Please revise to clarify each party’s obligations under Ginkgo Bioworks’ 2017 agreement with you. For example, clarify how the amount of base pairs is allocated over each year of the three-year period and the purchase price. Also clarify any material termination rights held by each party.

Response:

The Company entered into a new agreement with Ginkgo Bioworks, Inc. in March 2018 after the agreement entered into by the parties in 2017 expired pursuant to its terms. In response to the Staff’s comment, the Company has revised pages 108 and 109 of the prospectus to clarify the parties’ obligations under the new agreement, including any material termination rights held by each party.

[*  *  *]

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Suppliers. page 101

16.	Please revise to clarify the nature of your arrangements with the suppliers of the two critical components mentioned here. For example, do you obtain materials on a purchase order basis at a fixed price? Are you guaranteed a minimum amount each year? What is the duration of each agreement? Also, given your disclosure on page 25 regarding the material risks related to these agreements, please file these agreements as exhibits.

Response:

In response to the Staff’s comment, the Company has revised page 111 of the prospectus to include the requested disclosure.

The Company intends to file its supply agreement with Fujifilm Dimatix, Inc. and Novici Biotech, LLC as exhibits to a future amendment to the Draft Registration Statement after the Company submits its request to the Commission for confidential treatment of portions of these agreements pursuant to Rule 406 of the Securities Act.

17.	Please clarify what you mean by “substantial stockpile,” as disclosed on page 25. Also revise to clarify the impact on you if you had to rely on alternative suppliers. For example, describe the duration and extent to which your manufacturing process would be interrupted, given your disclosure that such process was designed based on the materials provided by these suppliers.

Response:

In response to the Staff’s comment, the Company has revised page 111 of the prospectus which is captioned “Business—
Suppliers” to include the requested disclosure. The Company has not included the response in the risk factors because the Company believes the response is more appropriately disclosed under the section captioned “Business—Suppliers.”

Legal proceedings, page 104

18.	Please revise to clarify the factual basis alleged to underlie the proceeding referenced here and the relief sought.

Response:

In response to the Staff’s comment, the Company has revised page 114 of the prospectus to include the requested disclosure.

Principal stockholders, page 137

19.	Please identify the natural persons who have or share voting and/or dispositive powers over the shares held by Tao Invest and Paladin Capital Group.

Response:

In response to the Staff’s comment, the Company has revised pages 149-151 of the prospectus to include the requested disclosure.

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Directed shares, page 155

20.	From your disclosure here, it appears that shares purchased by your directors and officers in the directed share program will be subject to a lock-up restriction, but shares purchased by “certain employees and other parties related to [you]” will not be subject to that restriction. If that is correct, please revise for clarity. Ensure your revisions are consistent with the disclosure on page [152] that “all of our stockholders” have entered into lock-up agreements.

Response:

In response to the Staff’s comment, the Company has revised page 168 of the prospectus to include the requested disclosure.

Note 2. Summary of significant accounting policies

Accounts Receivable, page F-10

21.	Please revise your filing to disclose the allowance for doubtful accounts for each reporting period presented as required by ASC 310-10-50-4.

Response:

The Company respectfully advises the Staff that it has disclosed the allowance for doubtful accounts for each reporting period (ASC 310-10-50-4) in Note 2 to its consolidated financial statements in the prospectus.

Revenue Recognition, page F-12

22.	We note disclosure of the combination of technology related to the manufacturing of synthetic DNA with proprietary software to create an integrated platform. Please describe the promises to transfer goods or services in your customer contracts and how you considered those promises in determining your performance obligations. Include how you evaluate whether the technology and software represent separate promises.

Response:

The Company uses a combination of its proprietary manufacturing process and software (its “integrated platform”) to receive customer orders and produce its products for customers. The Company uses its integrated software platform (its “e-commerce solution”) to facilitate the automation of orders received from its customers via the web. The Company’s current products are synthetic genes, or clonal genes and fragments, oligonucleotides pools, or oligo pools, next

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NGS tools and DNA libraries. The Company’s only performance obligation is the shipment of its products to the customer. The customer orders a specified quantity of a product, for example, synthetic genes, and pursuant to the contract, the title transfers upon shipment of the product. The Company does not promise or deliver any technology or software to its customers.

23.	On page 66, you disclose the value of orders received. Please also disclose the aggregate amount of transaction price allocated to unsatisfied purchase orders. Refer to ASC 60610-50-13.

Response:

In response to the Staff’s comment, the Company has revised page 82 of the prospectus to indicate that the Company has elected the practical expedient of not disclosing the consideration allocated to the remaining performance obligations and an explanation of when those amounts are expected to be recognized as revenue since the duration of its contracts is less than one year.

24.	We note from page F-14 that you receive payments from DARPA pursuant to a research and development agreement. Please tell us how you determined that the agreement should not be included within the scope of ASC 606.

Response:

The payments received from DARPA pursuant to a research and development agreement are in connection with an agreement with the federal government that meets the criteria under ASC 912. The Company recognizes the amounts funded by DARPA as an offset to the aggregate research and development expense in conformity with ASC 912-730-25-1, rather than as contract revenue, because of the cost-sharing nature of the fixed-price, best-efforts-basis terms of the agreement, and the research and development cost sharing arrangement under the terms of the agreement.

Note 17. Geographic Information, page F-38

25.	We note your disclosure on page 91 that you offer four different products comprised of synthetic genes, oligo pools, next generation sequencing tools and DNA libraries. Please tell us how you considered the product line disclosure required by ASC 280-10-50-40.

Response:

The Company respectfully advises the Staff that it considers synthetic genes, oligo pools, next generation sequencing tools and DNA libraries to be substantially similar (synthetic DNA products) and has not included disclosures of revenues by product line under ASC 280-10-50-40. In reaching this conclusion, the Company considered the guidance related to the segment aggregation criteria in ASC 280-10-50-11. Specifically, the Company notes that these products

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have similar production processes, classes of customers, degree of risk and opportunities for growth. For example, all of its products have similar applications and are used in academic and commercial research and testing as its customers attempt to discover new products and drugs. All of its products are also consistently used across the same group of industries, including healthcare, agriculture, and industrial/chemical. Additionally, the Company’s products are frequently used in combination with each other to address the needs of its customers. All of the Company’s products are marketed and sold by a common group of marketing and sales personnel. Furthermore, the global marketing and sales functions are managed by its sales and marketing team, which is responsible for worldwide sales for all products. The production processes for all of its products are also similar using the Company’s silicon-based DNA synthesis platform, and its manufacturing personnel in San Francisco, California, who are responsible for the production of all of the Company’s products.

Accordingly, based on the Company’s evaluation of the criteria in FASB ASC 280-10-50-11 as discussed above, the Company concluded that its synthetic genes, oligo pools, next generation sequencing tools and DNA libraries are similar products and services and do not require separate revenue disclosure under the guidance under FASB ASC 280-10-50-40.

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We appreciate your time and attention to the Company’s responses to the Staff’s comments. Should you have any additional questions or concerns, please call me at (650) 289-7117.

Very truly yours,

/s/Peter M. Lamb

Peter M. Lamb

cc:	Emily Leproust
Mark Daniels, Esq.
John V. Bautista, Esq.
Christopher J. Austin, Esq.
Brian J. Cuneo, Esq.
John Williams, Esq.

CONFIDENTIAL TREATMENT REQUESTED BY TWIST BIOSCIENCE CORPORATION

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